Exhibit 99 1 Joint Filing Agreement

The undersigned agree that the Schedule 13D amendment to which this agreement is attached is filed jointly on behalf of each of them pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934. Subsequent amendments may also be filed jointly on behalf of each of them. Each undersigned is responsible for timely filing and for the completeness and accuracy of the information concerning that person. No undersigned assumes responsibility for information concerning another person except to the extent the undersigned knows or has reason to believe the information is inaccurate.

This agreement concerns joint filing only and does not confer authority to vote or dispose of another person's securities.

Date: October 1, 2026

Signature: ____

Robert G. Brown

Date: October 1, 2026

Signature: ____

Spar Business Services, Inc., by Robert G. Brown, Sole Director

Date: October 1, 2026

Signature: ____

Innovative Global Technologies, LLC, by Robert G. Brown, Managing Director